SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Commission File Number 000-23901

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):      |_| Form 10-K and Form 10-KSB |X| Form 10-Q and Form 10-QSB
                  |_| Form 11-K |_| Form 20-F |_| Form N-SAR

                      For the Period Ended: March 31, 2001

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: GSV, Inc.

Former Name if Applicable: _____________________________________________________

Address of Principal Executive Office (Street and Number): 191 Post Road West

City, State and Zip Code: Westport, Connecticut 06880

                                     PART II
                            RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

      |     The reasons described in reasonable detail in Part III of this form
      |     could not be eliminated without unreasonable effort or expense;
      |
      |     The subject annual report, semi-annual report, transition report on
      |     Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be
  |X| |     filed on or before the 15th calendar day following the prescribed
      |     due date; or the subject quarterly report or transition report on
      |     Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or
      |     before the fifth calendar day following the prescribed due date; and
      |
      |     The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 10-Q, 10-QSB, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      We engaged new accountants on May 9, 2001. Because of this our accountants will not be able to complete their review of our financial statements for the quarter ended March 31, 2001 within the prescribed time period. We do anticipate that the filing will be complete on or before five calendar days after the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      Gilad Gat                                       (203) 221-2690
 (Name and telephone number of person to contact in regard to this notification)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes
|_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It has not yet been determined whether or not there will be significant changes in results of operations. It is believed that losses from operations may be lower but that there may be substantial write-downs of the value of existing investments.

      GSV, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2001                  By /s/ Gilad Gat
                                       -----------------------------------------
                                       Name:  Gilad Gat
                                       Title: Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)